UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IHS Markit Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G47567105

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G47567105

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,336,588*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,336,588*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,336,588*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*   See Item 4 of this Schedule.

** Based on 397,814,386 common shares, par value US$0.01 per share (“Shares”) outstanding as of December 31, 2017, excluding 25,219,470 outstanding Shares held by the Markit Group Holdings Limited Employee Benefit Trust (the “EBT”), as reported in IHS Markit Ltd.’s (the “Issuer”) Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2018. Alternatively, if the 25,219,470 Shares held by the EBT were included in the number of Shares outstanding as of such date, this percentage would be 4.1%.

CUSIP No. G47567105

1	NAMES OF REPORTING PERSONS Tembusu Capital Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,336,588*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,336,588*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,336,588*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*   See Item 4 of this Schedule.

** Based on 397,814,386 Shares outstanding as of December 31, 2017, excluding 25,219,470 outstanding Shares held by the EBT, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on January 23, 2018. Alternatively, if the 25,219,470 Shares held by the EBT were included in the number of Shares outstanding as of such date, this percentage would be 4.1%.

CUSIP No. G47567105

1	NAMES OF REPORTING PERSONS Esta Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,336,588*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,336,588*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,336,588*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*   See Item 4 of this Schedule.

** Based on 397,814,386 Shares outstanding as of December 31, 2017, excluding 25,219,470 outstanding Shares held by the EBT, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on January 23, 2018. Alternatively, if the 25,219,470 Shares held by the EBT were included in the number of Shares outstanding as of such date, this percentage would be 4.1%.

CUSIP No. G47567105

Item 1(a).	Name of Issuer:

IHS Markit Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4th Floor, Ropemaker Place, 25 Ropemaker Street, London, England EC2Y 9LY

Item 2(a).	Name of Person Filing:

(i)	Temasek Holdings (Private) Limited (“Temasek Holdings”).
(ii)	Tembusu Capital Pte. Ltd. (“Tembusu”), a wholly-owned subsidiary of Temasek Holdings.
(iii)	Esta Investments Pte. Ltd. (“Esta”), a wholly-owned subsidiary of Tembusu.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
(i)	60B Orchard Road
#06-18 Tower 2, The Atrium@Orchard
Singapore 238891

(ii)	60B Orchard Road
#06-18 Tower 2, The Atrium@Orchard
Singapore 238891

(iii)	60B Orchard Road
#06-18 Tower 2, The Atrium@Orchard
Singapore 238891

Item 2(c).	Citizenship:

(i)	Republic of Singapore
(ii)	Republic of Singapore
(iii)	Republic of Singapore

Item 2(d).	Title of Class of Securities:

Common Shares, par value US$0.01 per share.

Item 2(e).	CUSIP Number:

G47567105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2017, Esta directly owned 17,336,588 Shares. Esta is wholly-owned by Tembusu, which in turn is wholly-owned by Temasek Holdings. Accordingly, as of December 31, 2017, each of Temasek Holdings and Tembusu may be deemed to have beneficially owned the 17,336,588 Shares owned directly by Esta. As of February 9, 2018, Esta directly owned, and each of Temasek Holdings and Tembusu may be deemed to have beneficially owned, 14,861,018 Shares.

(b)	Percent of class:

As of December 31, 2017 and February 9, 2018, the Shares that may be deemed to have been beneficially owned by Temasek Holdings and Tembusu, and directly and beneficially owned by Esta, constituted approximately 4.4% and 3.7% of the Shares outstanding, respectively.

This percentage calculation is based on 397,814,386 Shares outstanding as of December 31, 2017, excluding 25,219,470 outstanding Shares held by the EBT, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on January 23, 2018. Alternatively, if the 25,219,470 Shares held by the EBT were included in the number of Shares outstanding as of such date, this percentage would be 4.1%.

CUSIP No. G47567105

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

As of December 31, 2017:

(i)	Sole power to vote or to direct the vote:

0.

(ii)	Shared power to vote or to direct the vote:

Temasek Holdings: 17,336,588

Tembusu: 17,336,588

Esta: 17,336,588

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

Temasek Holdings: 17,336,588

Tembusu: 17,336,588

Esta: 17,336,588

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G47567105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018		TEMASEK HOLDINGS (PRIVATE) LIMITED(1)

	By:	/s/ Choo Soo Shen Christina
Name : Choo Soo Shen Christina
Title : Authorized Signatory

Dated: February 12, 2018		TEMBUSU CAPITAL PTE. LTD.(1)

	By:	/s/ Cheong Kok Tim
Name : Cheong Kok Tim
Title : Director

Dated: February 12, 2018		ESTA INVESTMENTS PTE. LTD.(1)

	By:	/s/ Yap Zhi Liang
Name : Yap Zhi Liang
Title : Director

(1)	This amendment is being filed jointly by Temasek Holdings (Private) Limited, Tembusu Capital Pte. Ltd. and Esta Investments Pte. Ltd. pursuant to the Joint Filing Agreement dated February 13, 2015 filed as an exhibit to the statement on Schedule 13G filed by Temasek Holdings (Private) Limited, Tembusu Capital Pte. Ltd. and Esta Investments Pte. Ltd. with respect to the Issuer on February 13, 2015.